                                                 Filed by SONICblue Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                    Subject Company: Sensory Science Corporation
                                                   Commission File No. 333-59258



                THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY
                      SONICblue INCORPORATED ON MAY 2, 2001

                     SONICBLUE ANNOUNCES 1ST QUARTER RESULTS

                  Rio(R) Unit Shipment Volumes Grow From Previous Quarter

         SANTA CLARA, Calif. - May 2, 2001 - SONICblue(TM) Incorporated (Nasdaq:
SBLU) today reported results for its first quarter ended March 31, 2001.

         Net revenues for the first quarter of 2001 increased to $50 million compared with pro forma net revenues of $44 million for the fourth quarter of 2000. The 2000 pro forma comparative amounts exclude revenues from the Company's graphics chip business that was transferred to a joint venture with VIA Technologies, Inc. in January 2001, and the multimedia board business that was shut down beginning in the third quarter of fiscal 2000.

         SONICblue reported a loss of $38.3 million, or $0.47 per share, before amortization of goodwill, losses from equity investees, reserves for discontinued products and losses related to its investment in United Microelectronics Corporation (UMC). This compares with a loss of $41.9 million, or $0.45 per share, before amortization of goodwill, losses from the liquidation of short-term investments, losses from equity investees, and losses from discontinued products in the fourth quarter of 2000. In the first quarter of 2001, SONICblue recognized an unrealized loss of $406 million related to the decline in value of its investment in UMC. The after-tax loss was $247.6 million. Net loss for the quarter, inclusive of goodwill amortization and all charges was $335.8 million, or $4.11 per share. This compares with a net loss of $67.5 million, or $0.72 per share, for the fourth quarter of 2000.

         As a result of the continued downturn in the economy in general, and the semiconductor industry in particular, the Company believes that generally accepted accounting principles require it to treat the decline in market value of the UMC shares as other than temporary and to record the unrealized loss. The

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Company continues to be optimistic about its UMC holdings and has launched an initiative targeting the monetization of a significant portion of its UMC holdings.

         "We continue to be pleased and optimistic about our products, our product roadmap and consumer receptivity to our strategy," said Ken Potashner, CEO and Chairman, SONICblue. "This quarter we experienced success with our Rio 800 offerings and Rio Volt launch, and with our initial frontpath shipments. We also were successful in exiting our remaining graphics business by selling our Professional Graphics unit to ATI Technologies Inc. We plan to leverage our successes with our portable audio products to create substantial opportunities for our home entertainment products. We believe that the combination of our audio servers and receivers, our home networking offerings and the video based products that will be enabled through our proposed acquisitions of ReplayTV and Sensory Science will give us a product portfolio second to none. We also expect to layer licensing, content and e-commerce opportunities onto our business model. Although the recent economic downturn could adversely impact home entertainment buying decisions, we believe the progression to the digital home is inevitable. We believe that strategic partnerships will bring together video and audio content owners, those that can provide the broadband connections to the home, and those who offer the products that act as a window to the content. We believe we are well positioned with our strategy to be a partner of choice for key players participating in this value chain. We intend to continue to invest aggressively to provide a unique customer experience through our products and to increase stockholder value."

         SONICblue shipped more Rio portable players in the first quarter of 2001 than in the fourth quarter of last year. In addition, the Company successfully began selling the Rio Volt, Rio 600 64MB, Rio 800 128MB, Rio Receiver and Rio Car products through its distribution channels during the quarter. Products including the recently announced Rio Volt and Rio 800 continue to win awards and further the Company's position as an industry leader in bringing technology innovation to the consumer. The Company's first compressed CD product, the Rio Volt, has seen strong initial demand in both the United States and Japanese markets. Recently, the Rio division launched the Rio Music Center, a service that allows the Company to offer general music distribution and direct to device distribution. The Rio Music Center is operational today and is available on portable devices.

         The Company also reported good progress for its frontpath subsidiary. "We have placed over 200 beta units of our ProGear(TM) Information Appliance and started shipping production units in March," Potashner said. "We see substantial opportunity in the health care, travel and entertainment, as well as education markets. We recently entered into a memorandum of understanding with a leading broadband provider and have completed pilot testing with a second provider. These agreements are consistent with


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our intent to enter the home markets next year. Our business plan contemplates low volume ProGear shipments in Q2 followed by a volume ramp in Q3," Potashner said.

         The Company's Access division is in the process of broadening distribution channels and expects this expansion to increase sales of its broadband access and home networking products. Access plans to introduce several new products this year, including a home networking product featuring Powerline technology, which allows families to use their home's existing AC wiring for network connectivity. Wireless products using 802.11b technology are expected to be introduced to support roaming applications in the home and new routers that offer modularity and flexibility with the multiple LAN technologies.

         SONICblue's pending acquisition of ReplayTV is expected to close next month. In the interim, Replay continues to build momentum as a leading licensor of personal television technology. Yesterday, Replay announced a long-term licensing agreement with Motorola's Broadband Communications Sector, the leading manufacturer of cable set-top terminals. In the agreement, Motorola (NYSE: MOT) names Replay as a primary provider of core DVR software for the creation of Motorola's new personal television platform.

         Replay is currently in trials with AT&T Broadband, Comcast and Time-Warner Cable. Replay is also developing plans to introduce a new consumer product that takes advantage of SONICblue's music and home networking technologies to create a digital entertainment device unlike any other on the market.

         The pending acquisition of Scottsdale, Arizona based Sensory Science also continues to move forward. The transaction is currently expected to close in late June. Sensory Science product lines, including DVD/VCR products and home theater products, coupled with their extensive high-end retail network, will enhance SONICblue's long-term product and distribution strategy.

BUSINESS OUTLOOK

         SONICblue recognizes that uncertain market conditions and a slowing in consumer demand will make 2001 increasingly challenging. Should market conditions for consumer electronic products continue to deteriorate, the Company would not expect to achieve necessary growth objectives to enable a breakeven performance in the second quarter. The Company is revising its 2001 financial plan to include the impact of these market conditions and the integration of its proposed acquisitions of ReplayTV and Sensory Science. The Company will provide revised fiscal year 2001 guidance upon completion of its revised financial plan.

INVESTOR CONFERENCE CALL

         Ken Potashner, chairman and chief executive officer, and Bill McFarland, interim chief financial officer, will host an investor conference call tomorrow, May 3, 2001 at 8:30 a.m., Eastern Time, to review the Company's first quarter results. The domestic dial in number for the call is: (888) 809-8968, international: (212) 287-1821; Passcode: Earnings. The call will also be open to all interested investors through a live audio webcast via the Internet at www.SONICblue.com and www.streetfusion.com.

         A telephonic playback of the conference call will begin on Thursday May 3, 2001 at 8:30 a.m. and will be available through 5:00 p.m., Eastern Time, May 10, 2001. Listeners should call (800) 839-9140 (domestic) or (402) 998-0855
(international); Passcode: Earnings. For those who are not available to listen to the live webcast, the call will be archived through 5:00 p.m. Eastern Time, May 10, 2001, on both Web sites.

ABOUT SONICBLUE INCORPORATED (WWW.SONICBLUE.COM)

         SONICblue is a leader in the converging Internet, digital media and consumer device markets. Working with partners that include some of the biggest brands in consumer electronics, SONICblue creates and markets products that let consumers enjoy all the benefits of a digital home and connected lifestyle. SONICblue holds significant financial assets, global marketing capabilities and a focused technology portfolio, that includes Rio(R) digital audio players, HomeFreeTM home networking solutions, DiamondTM Internet access products and frontpathTM Information Appliances.

                                      # # #

FOR MORE INFORMATION:

INVESTOR RELATIONS:                                            PRESS CONTACT:
Tracy Perry                                                    Krysty O'Quinn
SONICblue Incorporated                                         The Bohle Company
(408) 588-8086                                                 (310) 785-0515
ir@SONICblue.com                                               krysty@bohle.com

Except for the historical information contained herein, the matters set forth in this press release, including statements as to the market value and accounting treatment of the Company's UMC shares, the expected features, benefits and availability of current and future products, anticipated industry growth and growth of the Company's business, the Company's efforts to develop strategic relationships, the Company's ability to complete business transactions, the penetration and timing of entry into new markets, and the Company's strategy and business plan, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements that are subject to risk and uncertainties that may cause actual results to differ materially, including, but not limited to, manufacturing difficulties, unpredictability of market demand and general market fluctuations, whether our proposed acquisitions will be consummated, the impact of competitive products and pricing and of alternative technological advances and other risks detailed from time to time in the SEC reports of SONICblue Incorporated, including its annual report on Form 10-K for the year ended December 31, 2000 and the section entitled "Risk Factors" in its registration statement on Form S-4 filed with the SEC on April 20, 2001. These forward-looking statements speak only as of the date hereof. SONICblue disclaims any intention or obligation to update or revise any forward-looking statements.

ADDITIONAL INFORMATION

SONICblue has filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with Sensory Science Corporation. Investors are urged to read the definitive proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by SONICblue free of charge by requesting them in writing from SONICblue Incorporated, 2841 Mission College Blvd., Santa Clara, CA 95054, Attention: Investor Relations, or by telephone at 408/588-8086. You may obtain documents filed with the SEC by Sensory Science free of charge by requesting them in writing from Sensory Science Corporation, 7835 East McClain Drive, Scottsdale, AZ 85260-1732, Attention: Corporate Communications Manager, or by telephone at 480/905-9623.

SONICblue and Sensory Science, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Sensory Science in connection with the merger. Information about the directors and executive officers of SONICblue is set forth in the Registration Statement on Form S-4. Information about the directors and executive officers of Sensory Science and their ownership of Sensory Science stock is set forth in the proxy statement for Sensory Science's 2000 Annual Meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus when it becomes available.

SONICblue, Diamond, frontpath and HomeFree are trademarks of SONICblue Incorporated. Rio is a registered trademark of RioPort, Inc. and is used by SONICblue under licenses from RioPort, Inc. All other products and brand names as they appear in this release are trademarks or registered trademarks of their respective holders.

                             SONICBLUE INCORPORATED
                            STATEMENTS OF OPERATIONS

                     (In thousands, except per share data )


                                                                   THREE MONTHS ENDED
                                                       MARCH 31       DECEMBER 31       MARCH 31
                                                         2001             2000            2000
                                                     -----------      -----------      -----------
                                                     (unaudited)      (unaudited)      (unaudited)
Net sales                                             $  49,886        $  99,205        $ 161,719
Cost of sales                                            66,655          105,873          148,315
                                                      ---------        ---------        ---------
Gross margin                                            (16,769)          (6,668)          13,404
Operating expenses:
       Research and development                          10,675           19,725           20,757
       Selling, marketing and administrative             24,886           38,750           29,612
       Restructuring expense                                 --            1,133               --
       Amortization of goodwill and intangibles          11,124           11,086           10,476
                                                      ---------        ---------        ---------
                      Total operating expenses           46,685           70,694           60,845
                                                      ---------        ---------        ---------
Loss from operations                                    (63,454)         (77,362)         (47,441)
Gain on sale of manufacturing joint venture                  --               --            7,472
Gain (loss) on UMC investment                          (458,038)          (4,346)         880,166
Gain (loss) on other investments                           (618)              --            3,239
Equity (loss) of investees                                 (114)          (1,999)            (357)
Other income (expense), net                              (3,112)          (8,507)            (177)
                                                      ---------        ---------        ---------
Income (loss) before income taxes                      (525,336)         (92,214)         842,902
Income tax expense (benefit)                           (189,567)         (24,705)         350,659
                                                      ---------        ---------        ---------
Net income (loss)                                     $(335,769)       $ (67,509)       $ 492,243
                                                      =========        =========        =========

Per share amounts
       Basic                                          $   (4.11)       $   (0.72)       $    5.84
       Diluted                                        $   (4.11)       $   (0.72)       $    5.03

Shares used in computing per share amounts:
       Basic                                             81,720           93,313           84,272
       Diluted                                           81,720           93,313           97,864

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                             SONICBLUE INCORPORATED

                           CONSOLIDATED BALANCE SHEETS
                             (dollars in thousands)


                                                             MARCH 31,        DECEMBER 31,
                                                               2001               2000
                                                           ------------       -----------
                                                            (unaudited)
ASSETS

Current assets:
             Cash and other investments                    $    26,912        $    36,582
             Investment - UMC                                  204,315            228,673
             Other short-term investments                        1,752              9,017
             Accounts receivable, net                           78,512             85,950
             Inventories, net                                   39,547             86,727
             Prepaid expenses and other                          7,525              9,734
                                                           -----------        -----------
                        Total current assets                   358,563            456,683
Property and equipment, net                                     13,348             24,761
Investment - UMC                                               203,719            406,363
Deferred taxes                                                  28,423                 --
Goodwill and intangible assets                                 151,257            162,381
Other assets                                                    66,741             49,117
                                                           -----------        -----------
                        Total                              $   822,051        $ 1,099,305
                                                           ===========        ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
             Accounts payable                              $    78,553        $    99,296
             Notes payable                                      71,297             72,672
             Accrued liabilities                                53,627             45,354
             Deferred taxes                                     53,152             69,563
             Deferred revenue                                    8,555              8,287
                                                           -----------        -----------
                        Total current liabilities              265,184            295,172

Long-term deferred taxes                                            --             25,140
Other liabilities                                                4,125              4,040
Convertible subordinated debentures                            103,300            103,300
                                                           -----------        -----------
                        Total liabilities                      372,609            427,652

Stockholders' equity:
             Common Stock, $.0001 par value                    526,153            602,566
             Accumulated other comprehensive loss               (9,627)          (199,599)
             Retained Earnings (Accumulated deficit)           (67,084)           268,686
                                                           -----------        -----------
                        Total stockholders' equity             449,442            671,653
                                                           -----------        -----------
                        Total                              $   822,051        $ 1,099,305
                                                           ===========        ===========